UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   September 29, 2005                 /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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PRESS RELEASE                                                 SEPTEMBER 29, 2005

                                CORPORATE UPDATE

VANCOUVER, BRITISH COLUMBIA, SEPTEMBER 29, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HLR) is pleased to announce that further to the Company's news release of September 22, 2005, the Company has closed on an additional 357,000 flow-through common shares at $0.70 per share and closed on an additional 83,000 units at $0.60 per unit, with each unit consisting of a share and a warrant to purchase an additional share at $0.70 for two years. There is a finder's fee of 7.5% cash and 44,000 warrants having the same terms as the private placement warrants. This completes the Company's financing, in the aggregate, the Company has placed 1,980,166 units at $0.60 per unit and 3,293,070 flow-through common shares at $0.70 per flow-through common share. The Company is well financed to implement its work programs on its various properties.

The Company is also pleased to announce that Mr. James Paterson has joined the Company's advisory Board. Mr. James G. Paterson is an Assistant Vice-President within the Corporate Lending Group of GE Commercial Finance, a provider of leveraged finance to public and private companies. From September 2002 to December 2003, Mr. Paterson was an Associate with Digital Coast Partners, a Santa Monica, California-based investment bank, providing merger and acquisition advisory services to private companies within the business services industry. From January 2001 to September 2002, Mr. Paterson was an Associate with Banc of America Securities, a full-service, New York-based investment bank, providing capital raising and merger and acquisition advisory services to private and public companies within the financial services industry. From August 1999 to January 2001, Mr. Paterson was an Associate with Donaldson, Lufkin & Jenrette, a full-service, New York-based investment bank, providing capital raising and merger and acquisition advisory services to private and public companies within the insurance industry. Since August 2005, Mr. Paterson has been a Director of Galleria Opportunities Inc. a public company listed on the NEX board of TSX Venture. Mr. Paterson is a twelve year veteran of the investment banking and leveraged finance industry. He received an Honors Bachelor of Arts degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario in 1994 and a Masters of Business Administration from the Stephen M. Ross School of Business at the University of Michigan in 1999.

The Company has also concluded a Fiscal Advisory Services Agreement with Canaccord Capital Corporation and will, subject to regulatory approval, issue 85,715 units, which each unit comprising a share and a transferable warrant exercisable at $0.75 per share for a period of two years.

Options to purchase 655,000 common shares at $0.75 per share for a term of three years have been granted.



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Halo  Resources  Ltd.  is a  Canadian-based  resource  company  focused  on  the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project; BACHELOR Lake, which is a gold exploration project with, and a letter of intent regarding QUARTER MOON, which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: WWW.HALORES.COM


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: (604) 484-0068
Fax: (604) 484-0069
MCERNOVITCH@HALORES.COM


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission.

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